SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: July 18, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
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Yes ☐               No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐               No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.
General Description of the Acquisition
     On July 18, 2010, Navios Maritime Acquisition Corporation (the “Company,” “we,” “Navios Acquisition”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) contemplating the purchase of seven vessel-owning companies (the “Vessel-Owning Subsidiaries”) from Vanship Holdings Limited (the “Seller” or “Vanship”) for $587 million, subject to adjustment for working capital as of the closing. We intend to finance the purchase price of $587 million as follows: approximately $453 million with bank debt, approximately $123 million with cash and approximately $11 million through the issuance of our common stock. Of the purchase price, $11 million (consisting of the shares of common stock used as part of the purchase price, or cash if we elect the cash option) will be deposited into escrow as follows: (i) $3 million for release to the Seller if the Seller is able to obtain certain charter extensions, and (ii) $8 million into a one-year escrow to provide for indemnity or other claims under the agreement.
     The indemnity obligations of the parties are capped at $58.7 million, subject to certain exceptions for matters such as title or fraud, and there is also a $250,000 basket, also subject to certain exceptions.
     If we pay a portion of the purchase price in common stock, which is our current intention, we are obligated to use reasonable efforts to cause a resale registration statement as to such shares to become effective within 90 days after closing, and there will be no lock-up restricting sales by the selling stockholder.
     The agreement is terminable if the closing has not occurred by September 15, 2010, but may be extended to September 22, 2010 by a party if that party has not materially contributed to the failure to close on September 15, 2010. The agreement is also terminable by the non-breaching party in the event of breach. If the non-breaching party elects to terminate the agreement (including as a result of a breach), there shall be no liability on the part of the Seller or us.
     Closing is subject to a number of conditions, including consents of lenders, charterers, the shipbuilder and others; the release of Seller from certain guaranties; receipt of classification and insurance documentation as to the vessels; termination of swap agreements and extinguishment of amounts owed to affiliates and other conditions. Accordingly, there is no assurance that the transaction will close on the terms contemplated by the Securities Purchase Agreement, or at all.
     This Report on Form 6-K contains the audited combined financial statements of the Vessel-Owning Subsidiaries, but does not include any interim financial statements for the Vessel-Owning Subsidiaries. With respect to the historical financial statements, over the past three fiscal years, the Vessel-Owning Subsidiaries have experienced substantial changes from year to year in revenue and operating income, having generated $65.4 million, $90.4 million and $65.7 million of revenue in 2007, 2008 and 2009, respectively, and operating income of $12.5 million, $51.2 million and $24.1 million, respectively, for the same periods. We believe the principal reasons for the substantial year to year changes were a reduction in the spot market rate for very large crude carrier (“VLCC”) single voyage charters, which resulted in profit share for two vessels decreasing from $16.1 million in 2008 to zero in 2009, and the longer than expected drydocking of the Shinyo Splendor in 2009, as well as the Shinyo Kannika being off-hire for 24.4 days in 2009 as compared to no days during 2008.
     The foregoing description of the Securities Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.
     The Securities Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about us. The Securities Purchase Agreement contains representations, warranties and covenants that we and Vanship made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Securities Purchase Agreement between us and Vanship and may be subject to important qualifications and limitations agreed to by us and Vanship in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Securities Purchase Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between us and Vanship rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Securities Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.
Description of Acquired Vessels
     As described above, we entered into an agreement to acquire six double-hull VLCC and one newbuilding VLCC (the “acquired vessels”), which newbuilding is under construction and is expected to be delivered in June 2011. These VLCCs transport crude oil, or are expected to transport crude oil in the case of the newbuilding, principally from the Middle East and West Africa to Asia. The seven vessels are expected to have a combined cargo carrying capacity of 2,070,163 deadweight tons. The average age of the acquired vessels is approximately 8.6 years as of July 16, 2010, including Shinyo Kieran, which we expect will be delivered in June 2011.

     The six on-the-water acquired vessels are Hong Kong-flagged. The newbuilding will also be Hong Kong flagged. There are restrictions on what vessels can be flagged in Hong Kong. These restrictions generally limit ships eligible to be flagged in Hong Kong to those majority-owned or operated by persons who are ordinarily resident in Hong Kong, incorporated in Hong Kong or registered with the Companies Registry in Hong Kong, among other requirements.
     We believe that having the acquired vessels flagged in Hong Kong will provide us with several advantages. Vessels flagged in Hong Kong benefit from preferential port dues in Chinese ports. The Hong Kong Marine Department does not impose any restrictions on the nationality of crew that can serve onboard Hong Kong-flagged vessels. In addition, the International Transport Workers’ Federation does not view the Hong Kong flag as a flag of convenience, which provides us with additional flexibility in setting wages payable to crew.
     Set forth below is summary information concerning the acquired vessels.

		Capacity	Year
Vessel Name	Name of VLCC	(dwt)	Built	Building Yard
Shinyo Splendor	Shinyo Loyalty Limited	306,474	1993	NKK Tsu Works Japan

Shinyo Navigator	Shinyo Navigator Limited	300,549	1996	Hyundai Heavy Industries, Korea

C. Dream	Shinyo Dream Limited	298,570	2000	Kyushu Hitachi Zosen Corp. of Tamana—Gun, Kumamoto, Japan

Shinyo Kannika	Shinyo Kannika Limited	287,175	2001	IHI Kure, Hiroshima, Japan

Shinyo Ocean	Shinyo Ocean Limited	281,395	2001	IHI Kure, Hiroshima, Japan

Shinyo Saowalak	Shinyo Saowalak Limited	298,000	2010	Dalian Shipbuilding Industry Co., China

Shinyo Kieran	Shinyo Kieran Limited	298,000	2011 (1)	Dalian Shipbuilding Industry Co., China

Total		2,070,163

(1)	Denotes the year the vessel is expected to be delivered.
     The Shinyo Kannika and Shinyo Ocean are sister ships, as are the Shinyo Saowalak and Shinyo Kieran. As a result of their similar design, sister ships benefit from efficiencies in crew training and maintenance and repair.
     Each of the acquired vessels is classified with a member of the International Association of Classification Societies (IACS), including American Bureau of Shipping, Lloyd’s Register, and Det Norske Veritas.
Time Charters
     All of the acquired vessels are committed under time charter agreements with international, Asia-Pacific-based shipping and petrochemical companies. Pursuant to the charter agreements under which Shinyo Splendor and Shinyo Navigator operate, the vessels are provided to these companies, or charterers, at a fixed, per-day charter hire rate, for a specified term. The charter agreements under which the other four existing VLCCs operate, and the newbuilding is expected to operate, include profit sharing components that give the applicable vessel owner the opportunity to earn additional hire when spot rates are high relative to the daily time charter hire rate. The profit sharing arrangements provide that the vessel owner receives a percentage of the charterer’s daily income in excess of a fixed amount of daily income. For purposes of calculating profit share, the daily income of the charterer of the C. Dream is based on the actual annual net average daily earnings received by the charterer. With respect to the other vessels that operate under profit share arrangements, or are expected to operate under profit share arrangements in the case of the newbuilding, daily income is deemed to be the market rate for single voyage charters for certain routes set forth in Baltic International Tanker Routes (BITR), averaged over a one-year period.
     The seven acquired vessels have an average remaining charter term of approximately 8.8 years. The Vessel-Owning Subsidiaries will continue to be party to the charter agreements subsequent to the consummation of the acquisition.
     Set forth below is summary information concerning the charters as of the date of this Report.

	Net Charter
	Rate	Expiration
Vessel	($ per day)	Date	Profit Share
Shinyo Splendor	38,019	May 2014	None
Shinyo Navigator	42,705	December 2016	None
			50% above $30,000
C. Dream	29,625 (1)	April 2019	40% above $40,000
Shinyo Ocean	38,400	January 2017	50% above $43,500
Shinyo Kannika	38,025	February 2017	50% above $44,000
			35% above $54,388
			40% above $59,388
Shinyo Saowalak	48,153	June 2025(2)	50% above $69,388
			35% above $54,388
			40% above $59,388
Shinyo Kieran	48,153	June 2026(2)	50% above $69,388

1.	Vessel subchartered at $34,843/day over the next two years.

2.	Expiration dates provided that charterers exercise one year extension option.
Shipbuilding Contract and Newbuilding Supervision Agreement — Shinyo Kieran
     The newbuild vessel, Shinyo Kieran, is being built by Dalian Shipbuilding Industry Co. and is expected to be completed in June 2011. It will have a cargo-carrying capacity of 298,000 deadweight tons upon completion. The shipbuilding contract includes customary terms and provisions for (a) the description of the vessel, (b) the payment terms, (c) approval of plans and drawings, (d) inspection during construction, (e) sea trials, (f) delivery condition, and (g) termination of the contracts. The purchase price for the vessel is payable in installments that are connected with certain shipbuilding milestones and upon delivery of the vessel. At the closing, we will assume $53.7 million due to the shipyard for the construction of Shinyo Kieran, of which $26.8 million is due in October 2010 and $26.9 million is due in June 2011.
     Pursuant to a supervision agreement dated December 15, 2009, Shinyo Kieran Limited has engaged DOSCO to supervise the construction of Shinyo Kieran at the shipyard of Dalian Shipbuilding Industry Co., Ltd. in Dalian, China for a fixed fee of $280,000 in aggregate.

Technical Management of the Acquired Vessels
     Upon closing of the acquisition, we will amend our Management Agreement with a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) to include the management of VLCCs for a fixed fee of $10,000 per day, expiring on May 30, 2012, the same date on which the fixed fee arrangements for our other vessel types expires. The fixed daily fees will be adjusted for the remaining three-year term of the Management Agreement based on then-current market fees. The fixed daily fee will cover all of our vessel-operating expenses other than certain extraordinary fees and costs, including drydocking, which will be reimbursed at cost. Management of the acquired vessels will initially be subcontracted to an affiliate of the Seller that is currently providing such management services.
Crew
     The current technical manager, an affiliate of the Seller, employs approximately 160 crew on the acquired vessels on a contract basis. The current technical manager has entered into collective bargaining agreements with Merchant Navy Officers’ Guild, the Amalgamated Union of Seafarers and the Hong Kong Seamen’s Union to cover all the crews serving on the six on-the-water acquired vessels and provide for compensation, hours of work and other employment matters.
Routes
     Under the terms of our time charter agreements, our charterers determine the routes to be taken by the acquired vessels, but typically these VLCCs transport crude oil from the Arabian Gulf to Asia, West Africa to Asia, Europe to Asia, the Arabian Gulf to the United States and West Africa to the United States.
Customers
     The charterers of the acquired vessels include some of the leading Asia-Pacific-based shipping and petrochemical companies. The current charterers are DOSCO (a wholly owned subsidiary of COSCO), a member of the Sinochem group, Formosa and SK Shipping.
•	DOSCO. DOSCO charters the Shinyo Kannika, the Shinyo Navigator, the Shinyo Saowalak and the Shinyo Kieran. DOSCO was formed in 1978 and is one of the largest Chinese state-owned shipping enterprises and is a wholly-owned subsidiary of COSCO. DOSCO is the only company within the COSCO group specializing in liquid bulk transportation. DOSCO owns and operates a total of 50 vessels, including tankers, liquefied petroleum gas vessels and chemical ships with total deadweight tons of over 7 million. These 50 vessels include eight owned and four time-chartered and operated VLCCs. DOSCO focuses on transporting liquid cargo such as oil.

•	Sinochem Group. A member of the Sinochem group charters the Shinyo Splendor. Sinochem is state-owned and one of China’s largest oil companies and a leading chemical services provider in China. Sinochem is a member of the “Fortune Global 500” and has more than 200 branches and subsidiaries both in China and abroad with over 30,000 employees.

•	Formosa. Formosa charters the Shinyo Ocean. Formosa is a leading Taiwanese energy company that engages in crude oil refining, selling refined petroleum products and producing and selling olefins including ethylene and propylene.

•	SK Shipping. SK Shipping charters the C. Dream and sub-charters out C. Dream to DOSCO. SK Shipping is a leading Korean shipowner and transportation company. SK Shipping owns and charters over 50 vessels with a total capacity of about 7.6 million deadweight tons.
Competition
     The market for international seaborne crude oil transportation services is fragmented and highly competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices and fleets than us, which could result in our achieving lower revenues from our vessels.
Oil Company Tanker Vetting Process
     Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide.
     Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager.
     While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management & Self Assessment program, which is known as TMSA.
     Based upon commercial risk, there are three levels of assessment used by oil majors:
•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.
     The depth and complexity of each of these levels of assessment varies. Each of charter agreements for the acquired vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that the acquired vessels and its technical manager be vetted and approved to transport crude oil by multiple oil majors. The technical manager is responsible for obtaining and maintaining the vetting approvals required to operate the acquired vessels. The current technical manager has been vetted and approved. The subsidiary of Navios Holdings that will become our technical manager after the acquisition will subcontract technical management to our current technical manager for a period of approximately six months subsequent to the closing of the acquisition, after which, it is anticipated that the technical management will be provided directly by a subsidiary of our affiliate, Navios Holdings.
Loan Agreements
     At the closing, we will become responsible for all the indebtedness under the loan agreements described below, provided that such debt will be amended on terms satisfactory to us. We anticipate the amendments will include harmonizing the negative and financial covenants with the negative and financial covenants in our existing loan agreements. The amendments will also provide for interest under all such indebtedness at LIBOR plus 2.75% per annum and a 1% restructuring fee it is anticipated that the maturities and installments will remain substantially the same. There can be no assurance that the lenders will agree to such amendments or give their consent to the acquisition.
     The assumed loan agreements are summarized below.
     On December 13, 2006, a loan of $82,875,000 was obtained from HSH Nordbank AG. The loan is secured by Shinyo Navigator and is repayable by 40 quarterly installments. Shinyo Navigator Limited entered into an interest rate swap arrangement to mitigate the interest rate risk related to this bank loan, which will be terminated on or prior to the consummation of the acquisition.
     On September 7, 2007, a syndicated loan of $65,000,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by C. Dream and is repayable by 40 installments (one initial payment plus 39 quarterly installments) and a balloon payment to be paid together with the fortieth installment.
     On January 4, 2007, a bank loan in the amount of $173,600,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Kannika and Shinyo Ocean and is repayable by 40 quarterly installments and a balloon payment to be paid together with the fortieth installment.
     On May 21, 2007, a bank loan in the amount of $62,000,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Splendor and is repayable by 28 quarterly installments.
     On March 26, 2010, a bank loan in the amount of $90,000,000 was obtained from China Merchant Bank Co. Ltd. The loan is secured by Shinyo Saowalak and is repayable by 40 quarterly installments together with a balloon payment in the fortieth installment.
     At the closing, we will not assume the indebtedness under the loan agreement dated August 20, 2008 in the amount of $107,400,000 which was obtained from BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited to finance the construction of Shinyo Kieran. The loan is secured by Shinyo Kieran and is repayable by 40 quarterly installments together with a balloon payment in the fortieth installment. At the closing, we will assume $53.7 million due to the shipyard for the construction of Shinyo Kieran, of which $26.8 million is due in October 2010 and $26.9 million is due in June 2011. We also intend to borrow upon our available credit lines the amount of $36.3 million.
Risk Factors
     In addition to the risk factors that generally affect the Company, as described in the Company’s Annual Report on Form 20-F and the Report on Form 6-K filed June 4, 2010, the following risk factors are specific to the acquired vessels, the industry they operate in and the transaction.
Risks Related to the Acquisition and the Vessels
The acquisition may not be consummated.
     The acquisition is subject to a number of conditions, including conditions, such as third-party consents from banks, charterers, shipbuilders and others, and loan agreement amendments, that are outside of the control of the Seller or us. If the agreement is terminated, neither party will have liability to the other, even if one of the parties was in breach. Accordingly, there can be no assurance that the acquisition will be consummated on the terms currently contemplated, or at all.
The indemnity may be inadequate to cover any damages.
     The Securities Purchase Agreement has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we have done substantial due diligence with respect to the acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, as there will only be $11 million in escrow, it may be difficult to enforce an arbitration award for any damages in excess of such amount.

A large proportion of the revenue from the acquired vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect our ability to continue this customer relationship.
     DOSCO, a wholly-owned subsidiary of the Chinese state-owned COSCO, charters four of the seven acquired vessels (including the newbuilding). Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with us. If DOSCO becomes unable to perform under its charter agreements with us, we could suffer a loss of revenue that could materially adversely affect our business, financial condition, and results of operations. In addition, we may have limited ability in Chinese courts to enforce any awards for damages that we may suffer if DOSCO were to fail to perform its obligations under our charter agreements.
The loss of one or more of the customers of the acquired vessels or other failure to perform under our charter agreements could adversely affect our financial performance and breaches of the charters may be difficult to enforce.
     The loss of any of the customers of the acquired vessels, a customer’s failure to perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss of any of the acquired vessels or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. In addition, the charterers of the acquired vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the acquired vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations.
In the highly competitive VLCC shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
     We will employ the acquired vessels in a highly competitive market that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of VLCCs can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates. Due in part to the fragmented market, newly formed competitors and/or competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets, which could result in us not obtaining full-time charters for the acquired vessels or obtaining lower rates under our charters, either of which could materially adversely affect our business, financial condition and results of operations. See “Competition.”
The acquired vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
     Under the terms of the charter agreements under which the acquired vessels operate, or are expected to operate in the case of the newbuilding, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:
•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.
     For example, in February 2009, the vessel Shinyo Kannika was involved in a collision with another vessel off the coast of Singapore. Shinyo Kannika required extensive repairs for damage sustained to its hull in the collision and its classification society required that it undergo an unscheduled hull survey. The repairs and the survey resulted in the vessel being off-hire for 24.4 days during which the vessel’s owner did not receive payments under the vessel’s charter agreement. Any future unbudgeted and sustained periods of off-hire could have a material adverse effect on our business, financial condition and results of operations.
We may face unexpected maintenance costs, which could materially adversely affect our business, financial condition and results of operations.
     If the acquired vessels suffer damage or require upgrade work, they may need to be repaired at a drydocking facility. The acquired vessels may occasionally require upgrade work in order to maintain their classification society rating or as a result of changes in regulatory requirements. In addition, the acquired vessels will be off-hire periodically for intermediate surveys and special surveys in connection with each vessel’s certification by its classification society. The costs of drydock repairs are unpredictable and can be substantial and the loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. Our insurance generally only covers a portion of drydocking expenses resulting from damage to a vessel and expenses related to maintenance of a vessel will not be reimbursed. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility on a timely basis or may be forced to move a damaged vessel to a drydocking facility that is not conveniently located to the vessel’s position. The loss of earnings while any of our vessels are forced to wait for space or to relocate to drydocking facilities that are far away from the routes on which our vessels trade would further decrease our earnings.
     For example, in January 2009 the vessel Shinyo Splendor was scheduled for a special survey during which steel renewal work was to be undertaken at a Chinese state-owned shipyard. Due to a shortage of workers to service the vessel during the Chinese New Year period and inclement weather during repairs, the steel renewal work took longer than expected and the Shinyo Splendor was drydocked for 71 days, instead of the scheduled 30 days. Under the terms of the charter agreement under which the Shinyo Splendor operates, the vessel owner did not receive any charter hire income during the 71-day period of drydocking.
One of the vessels is subject to a mutual sale provision between the Vessel-Owning Subsidiary that owns the vessel and the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenue.
     Shinyo Ocean is subject to a mutual sale provision whereby we or the charterer can request the sale of the vessel provided that a price can be obtained that is at least $3,000,000 greater than the agreed depreciated value of the vessel as set forth in the charter agreement. If this provision is exercised, we may not be able to obtain a replacement vessel for the price at which the vessel is sold. In such a case, the size of our fleet would be reduced and we may experience a reduction in our future revenue.
We rely on our technical managers to provide essential services to the acquired vessels and run the day-to-day operations of the acquired vessels.
     Pursuant to technical management agreements, the current technical managers provide services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance. The current technical manager, an affiliate of the Seller, is a technical ship management company that has provided technical management to the acquired vessels prior to the consummation of the acquisition, and will continue to provide such services under a subcontract with a subsidiary of our affiliate, Navios Holdings, for approximately six months subsequent to the closing of the acquisition, after which, it is anticipated that the technical management will be provided directly by a subsidiary of our affiliate, Navios Holdings. In the event Navios Holdings does not obtain the required vetting approvals, it will not be able to take over technical management. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of these services by the current technical manager, and, subsequently, by the Navios Holdings’ subsidiary. The failure of either of these technical managers to perform these services satisfactorily and/or the failure of the Navios Holdings’ subsidiary to garner the approval necessary to become our technical manager could have a material adverse effect on our business, financial condition and results of operations.
We will not be able to take advantage of favorable opportunities in the spot market or sales opportunities with respect to the acquired vessels that are employed on long-term time charters.
     The six on-the-water acquired vessels are contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including 2014 through 2025. The acquired newbuilding is expected to operate on a charter that expires during 2026. Although time charters generally provide reliable revenue, they will also limit the portion of our fleet available for spot market voyages. We are not permitted to unilaterally terminate the charter agreements of the acquired vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the acquired vessels on long-term charters or charter them in the spot market upon expiration or termination of the vessels’ current charters. If we are not able to employ the acquired vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.
The profit sharing provisions in the acquired vessels’ charter agreements may have an adverse impact on the stability of our cash flows and operating results.
     The charter agreements under which four of the six on-the-water acquired vessels operate and under which the acquired newbuilding that is scheduled for delivery in June 2011 will operate provide us with the opportunity to earn additional revenue through profit share provisions when spot rates are high relative to our base rates. These profit share provisions, in tandem with the cyclical nature of the tanker industry, may result in periodically large fluctuations in our cash flows and operating results. The profit share provisions in our charter agreements could increase the volatility of our operating results and cash flows.
Future increases in vessel operating expenses could adversely affect our business, financial condition and results of operation.
     Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel operating expenses increase during the term of the charter agreement. The charter agreements for the six on-the-water acquired vessels expire during the period from and including 2014 through 2025 and the acquired newbuilding is expected to operate under a charter agreement that expires in 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely effect our business, financial condition and results of operations.
Most of the on-the-water acquired vessels are older than the average age of VLCCs in the world tanker fleet, which may result in higher operating costs and increased vessel off-hire periods relative to our competitors.
     The average age of five of the on-the-water acquired vessels, not including the Shinyo Saowalak, is 12.0 years as of July 16, 2010, as opposed to an average VLCC age of 8.4 years (as per the Oil and Tanker Trades Outlook issued from Clarksons Research Services Ltd. for June 2010) in the world tanker fleet. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
     Governmental regulations from any country, safety, environmental or other equipment standards related to the age of tankers and other types of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations that may be enacted in the future. These laws or regulations may also restrict the type of activities in which our vessels may engage or the geographic regions in which we may operate. We cannot predict what alterations or modifications the acquired vessels may be required to undergo in the future or whether as these vessels age, market conditions will justify any required expenditures or enable us to operate the vessels profitably during their 25-year estimated useful lives from the date of the vessel’s initial delivery from the shipyard. The age of some of the acquired vessels may result in higher operating costs and increased vessel off-hire periods relative to our competitors that operate newer fleets, which could have a material adverse effect on our results of operations.
The market value of the vessels that we have acquired or will acquire in the future may fluctuate, which could limit the amount of funds that we can borrow, cause us to fail to meet certain financial covenants in our credit facilities and adversely affect our ability to purchase new vessels and our operating results.
     The market value of VLCCs has been volatile. Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing charter rates; the age of the vessel; and the need to upgrade secondhand vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. To the extent that we incur debt that is secured by any of our vessels, if the market value of such vessels declines, we may be required to prepay a portion of these secured borrowings.
     If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.
     If for any reason we sell any of our vessels at a time when prices are depressed, we could incur a loss and our business, financial condition and results of operations could be adversely affected. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could materially adversely affect our business, financial condition and results of operations.
The financial statements of the acquired Vessel-Owning Subsidiaries contained herein may not be indicative of the future operations or the post-closing financial position of such companies.
     This Report on Form 6-K contains audited combined financial statements of the Vessel-Owning Subsidiaries for the years ended December 31, 2007, 2008 and 2009. However, such financial statements may not be indicative of the future operations or post-closing financial position of such companies. Over the past three fiscal years, such companies have experienced substantial changes from year to year in revenue and operating income, having generated $65.4 million, $90.4 million and $65.7 million of revenue in 2007, 2008 and 2009, respectively, and operating income of $12.5 million, $51.2 million and $24.1 million, respectively, for the same periods. We believe the principal reasons for the substantial year to year changes were a reduction in the spot market rate for VLCC single voyage charters, which resulted in profit share for two vessels decreasing from $16.1 million in 2008 to zero in 2009 and the longer than expected drydocking of the Shinyo Splendor in 2009.
     In addition, the Securities Purchase Agreement requires the Seller to take a number of actions that will impact the post-closing financial statements. For example, based on preliminary information, received by the Seller that the revenues and operating income of the Vessel-Owning Subsidiaries for the first quarter of 2010 are both approximately $3 million higher than for the comparable 2009 period. However, on a preliminary basis, based on information received by the Seller, net income is slightly down from 2009 and that the main reason for the decrease in such net income is a substantial loss on the mark-to-market value of certain interest rate swap agreements. Such interest rate swap agreements are required to be extinguished on or prior to the closing of the acquisition. Accordingly, such interest rate swap agreements and other items, such as administrative expenses, will have either no impact or a different impact on operations for periods post-closing. In addition, two vessels are currently in dry dock, which will adversely impact the interim results of operations. However, it is a condition to closing that such vessels shall have completed their respective special survey drydocking at the expense of the Seller.
     The same is true of the post-closing balance sheet. The Securities Purchase Agreement, among other things, (i) requires that certain obligations, including obligations to affiliates, be extinguished at the expense of the Seller, (ii) requires that, as noted above, interest rate swap instruments be terminated, and (iii) permits distributions of cash to the Seller. It is also anticipated as described elsewhere herein that certain of the loan agreements will either be paid off or somewhat restructured. Accordingly, the post-closing balance sheet of the acquired Vessel-Owning Subsidiaries may differ significantly from the balance sheet included in the audited financial statements.
     This Report on Form 6-K does not include any interim financial statements for the Vessel-Owning Subsidiaries. We do plan to file a subsequent Report on Form 6-K shortly including unaudited combined financial statements of the Vessel-Owning Subsidiaries as of December 31, 2009 and March 31, 2010 and for the three months ended March 31, 2009 and 2010. However, there is currently a significant period as to which no financial statement information is provided.
     Given the marked fluctuations in results of operations from year to year, the operational and balance sheet changes contemplated by the Securities Purchase Agreement and the absence of any interim financial statements, there can be no assurance that the financial statements included in this Report are indicative of the financial condition or operations of the Vessel-Owning Subsidiaries subsequent to the date of such financial statements and, in particular, for periods after the consummation of the contemplated acquisition.
Risks Relating to the Crude Oil Transportation Industry
Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may adversely affect our financial performance.
     The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and West African crude oil.
     Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:
•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by OPEC to increase its crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.
     Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.
The continuation of recent economic conditions, including disruptions in the global credit markets and reduced demand for oil, could adversely affect our ability to grow.

     The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
     The recent economic downturn may affect our charterers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations. Our charterers’ inability to pay could also result in their default on our current charters. The default by our charterers on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the global economy and the financial markets will improve or worsen in the near future.
     The current economic worldwide situation could also lead to further reduced demand for oil, which could have a material negative impact on our revenues, results of operations and financial conditions. A significant number of the port calls made by the acquired vessels are expected to involve the delivery of crude oil to ports in the Asia-Pacific region. As a result, a negative change in economic conditions in any Asia-Pacific country, but particularly in China or India, may have a material adverse effect on our future business, financial position and results of operations, as well as our future prospects. Moreover, any continued slowdown in the economies of the United States, the European Union or certain Asian countries may materially adversely affect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by a prolonged economic downturn in any of these countries.
Operational risks inherent in the shipping industry could have a negative impact on our results of operations.
     The acquired vessels and their cargoes are at risk of being damaged or lost due to events such as marine disasters, bad weather, human error, stowaways and other circumstances or events. In addition, increased operational risks arise as a consequence of the complex nature of the crude oil tanker industry, the nature of the services required to support the industry, including maintenance and repair services and the mechanical complexity of the tankers themselves. Damage and loss could arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.
     Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business.
     Our worldwide operations expose us to a variety of additional risks, including the risk of business interruptions due to political and governmental circumstances, hostilities, labor strikes and boycotts, potential changes in tax rates or policies and potential government expropriation of our vessels, in particular in the Asia-Pacific region. In addition, inadequacies in the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty.
     Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.
Labor interruptions and problems could disrupt our business.
     The acquired vessels will be manned by masters, officers and crews that will be employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flow, financial condition and ability to pay dividends.

The cyclical nature of the crude oil tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.
     The six acquired vessels that are currently operating are operating on long-term charters, which expire during the period from and including 2014 through 2025. The newbuilding is expected to operate on a charter that expires during 2026. Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Fluctuations in charter rates and vessel values result from these changes in the supply and demand for tanker capacity. Timecharter rates for VLCCs are at near 10-year low levels with the estimated prevailing one-year timecharter rate as of the end of December 2009 at $34,000 per day, compared to a 10-year inflation adjusted average of $48,235 per day for the period from April 2000 to June 2010, ranging from a minimum of $20,000 per day to a maximum of $90,000 per day. In addition, the prevailing market values of VLCCs are below historic averages with five-year-old VLCC prices as of December 2009 estimated to be approximately $79 million compared to a 10-year inflation adjusted average of $92 million for the period from December 1999 to December 2009 and a 20-year inflation adjusted average of $75 million for the period from December 1989 to December 2009. In addition, the global supply of tanker vessels above 10,000 deadweight tons is expected to increase significantly in the next several years, which could further depress vessel values and charter rates. If prevailing charter rates and vessel values were to remain depressed for an extended period, our earnings and available cash flow may decrease.
     The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:
•	changes in global crude oil production;

•	demand for oil and production of crude oil and refined petroleum products;

•	changes in oil production and refining capacity;

•	the distance oil and oil products are to be moved by sea;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where oil is produced, refined and used.
     The factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of vessels from transporting oil and oil products to carrying dry bulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the number of vessels that are out of service; and

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.
     If the number of new ships delivered exceeds the number of tankers being scrapped, lost or converted into other vessel types, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our tankers and the value of our tankers could materially decline. Any decline in charter rates as a result of significant changes in the levels of the supply of or demand for tanker vessels or otherwise could negatively impact our business, results of operations, and financial condition.
If any of our vessels fails to be certified by the requisite number of oil majors, it could have a material adverse impact on our business financial condition and results of operations.
     Under the terms of the acquired vessels’ charter agreements, our charterers require that these vessels and the technical manager are vetted and approved to transport crude oil by multiple oil majors. Our failure to maintain any of the acquired vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of the acquired vessels.
Hong Kong Tax Considerations
     The Vessel-Owning Subsidiaries that are incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China are not subject to tax on income or capital gains, and no Hong Kong withholding tax will be imposed upon payments of dividends, if any, by us to our stockholders if the acquisition is consummated.
British Virgin Islands Tax Considerations
     The Vessel-Owning Subsidiaries that are incorporated in the British Virgin Islands are not subject to taxes on their profits or income. Under the present laws of British Virgin Islands, there are no taxes on profits or income, capital gains tax, estate duty or inheritance tax applicable to any shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the shares. Dividends remitted to the shareholders who reside outside the British Virgin Islands, if any, will not be subject to withholding tax in the British Virgin Islands if the acquisition is consummated.

14

Combined Financial Statements of the Vessel-Owning Subsidiaries
     Below are presented the combined financial statements of the Vessel Owning Subsidiaries as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009.

15

Report of Independent Registered Public Accounting Firm
The Boards of Directors and Shareholder of
the Vessel-Owning Subsidiaries:
We have audited the accompanying combined balance sheets of Shinyo Loyalty Limited, Shinyo Kannika Limited, Shinyo Navigator Limited, Shinyo Ocean Limited, Shinyo Dream Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited (collectively, the “Vessel-Owning Subsidiaries” or the “Company”) as of December 31, 2008 and 2009, and the related combined statements of operations, shareholder’s equity/deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG
Hong Kong, China
July 26, 2010

Vessel-Owning Subsidiaries
Combined Balance Sheets
as of December 31, 2008 and 2009
(expressed in US$)

	Note		2008	2009
Assets
Current assets
Cash			22,476,300	18,217,569
Restricted cash			2,958,480	2,639,807
Trade accounts receivable			869,424	—
Prepayments and other receivables			772,925	2,104,359
Amounts due from related parties	16	(b)	1,827,276	883,654
Supplies			494,355	416,205

Total current assets			29,398,760	24,261,594
Restricted cash			6,500,000	6,500,000
Loan to a related party	16	(b)	8,882,533	8,882,533
Deferred loan costs			3,134,072	3,200,992
Vessels, net	5		375,439,243	359,334,424
Vessels under construction	6		165,421,969	174,901,072

Total assets			588,776,577	577,080,615

Liabilities
Current liabilities
Current portion of long-term bank loans	7		30,982,988	51,979,567
Amounts due to related parties	16	(b)	5,324,724	13,788,975
Accrued liabilities and other payables	8		10,014,254	10,358,065
Deferred revenue	9		1,232,948	—

Total current liabilities			47,554,914	76,126,607
Long-term bank loans	7		405,699,248	344,910,681
Loans from a related party	16	(b)	117,855,682	131,459,170
Derivative financial instruments	10		21,487,357	9,729,403

Total liabilities			592,597,201	562,225,861

Commitments and contingencies	17

Shareholder’s (deficit)/equity	11
Paid-in capital			15	15
(Accumulated losses)/retained earnings			(3,820,639)	14,854,739

Total shareholder’s (deficit)/equity			(3,820,624)	14,854,754

Total liabilities and shareholder’s equity			588,776,577	577,080,615

See accompanying notes to the combined financial statements.

Vessel-Owning Subsidiaries
Combined Statements of Operations
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)

	Note		2007	2008	2009
Operating revenue
Revenue	12		65,408,119	90,403,416	65,650,404

Operating expense(a)
Vessel operating expenses	13		11,084,220	15,034,771	16,890,583
Depreciation expenses			19,007,818	21,467,435	22,281,318
Management fee	16	(a)	489,648	570,000	600,000
Commission			1,167,799	1,640,128	1,322,098
Administrative expense			362,451	446,524	453,235
Termination charge	14		20,783,562	—	—

Total operating expense			52,895,498	39,158,858	41,547,234

Operating income			12,512,621	51,244,558	24,103,170

Other income/(expense)
Interest income			1,797,159	1,368,826	388,081
Interest expense	15		(22,637,771)	(21,788,653)	(13,548,236)
Write-off of deferred loan costs			(673,112)	—	—
Changes in fair value of derivative financial instruments	10		(2,230,788)	(19,256,569)	11,757,954
Others, net			(20,968)	(15,317)	(25,591)

Total other expense			(23,765,480)	(39,691,713)	(1,427,792)

(Loss)/income before income taxes			(11,252,859)	11,552,845	22,675,378
Income taxes			—	—	—

Net (loss)/income			(11,252,859)	11,552,845	22,675,378

(a)	Includes the following income/expenses resulting from transactions with related parties (see note 16(a)):

	2007	2008	2009
Vessel operating expenses
Agency fee	520,000	800,000	1,200,000
Management fee	489,648	570,000	600,000
Interest income	717,530	566,192	343,209
Interest expense, net of amounts capitalized	3,088,080	3,826,461	3,094,667

See accompanying notes to the combined financial statements.

Vessel-Owning Subsidiaries
Combined Statements of Shareholder’s Equity/(Deficit)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)

			(Accumulated
			losses)/	Total
		Paid-in	retained	shareholder’s
	Note	capital	earnings	equity/(deficit)
Balance as of January 1, 2007		13	39,678,136	39,678,149
Net loss		—	(11,252,859)	(11,252,859)
Dividends paid	11	—	(9,500,000)	(9,500,000)
Deemed distribution to Parent	4	—	(18,298,761)	(18,298,761)

Balance as of December 31, 2007		13	626,516	626,529
Capital contribution from Parent		2	—	2
Net income		—	11,552,845	11,552,845
Dividends paid	11	—	(16,000,000)	(16,000,000)

Balance as of December 31, 2008		15	(3,820,639)	(3,820,624)
Net income		—	22,675,378	22,675,378
Dividends paid	11	—	(4,000,000)	(4,000,000)

Balance as of December 31, 2009		15	14,854,739	14,854,754

See accompanying notes to the combined financial statements.

Vessel-Owning Subsidiaries
Combined Statements of Cash Flows
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)

	2007	2008	2009
Cash flows from operating activities
Net (loss)/income	(11,252,859)	11,552,845	22,675,378
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation expenses	19,007,818	21,467,435	22,281,318
Amortization of deferred loan costs	96,683	171,193	324,348
Amortization of loan premium	(28,037)	(73,988)	(73,988)
Expenditure relating to drydocking	(148,962)	—	(6,176,499)
Amortization of deferred revenue	(1,571,670)	(4,945,342)	(1,232,948)
Write off of deferred loan costs	673,112	—	—
Changes in fair value of derivative financial instruments	2,230,788	19,256,569	(11,757,954)
Changes in operating assets and liabilities:
Trade accounts receivable	2,401,063	2,185,122	869,424
Prepayments and other receivables	(76,517)	(432,752)	(1,331,434)
Amounts due from related parties	(1,329,074)	(54,340)	943,622
Supplies	(43,643)	(97,981)	78,150
Accrued liabilities and other payables	5,581,243	959,037	343,811
Amounts due to related parties	1,503,129	2,791,753	8,464,251

Net cash provided by operating activities	17,043,074	52,779,551	35,407,479

Cash flows from investing activities:
Acquisition of the C Dream Operation	(67,701,239)	—	—
Purchase of a vessel	(99,900,000)	—	—
Capital expenditure on vessels under construction	—	(165,421,969)	(9,479,103)
(Increase)/decrease in restricted cash	(7,721,259)	1,637,351	318,673

Net cash used in investing activities	(175,322,498)	(163,784,618)	(9,160,430)

Cash flows from financing activities:
Proceeds from long-term bank loans	300,983,833	107,358,400	—
Repayment of long-term bank loans	(120,475,000)	(31,991,000)	(39,718,000)
Proceeds from loans from a related party	23,221,143	60,026,260	13,603,488
Repayment of loans from a related party	(11,100,000)	—	—
Dividends paid	(9,500,000)	(16,000,000)	(4,000,000)
Deemed distribution to Parent	(18,298,761)	—	—
Payment of loan costs	(195,000)	(2,313,192)	(391,268)
Contribution from Parent	—	2	—

Net cash provided by/(used in) financing activities	164,636,215	117,080,470	(30,505,780)

Net increase/(decrease) in cash	6,356,791	6,075,403	(4,258,731)
Cash:
At beginning of year	10,044,106	16,400,897	22,476,300

At end of year	16,400,897	22,476,300	18,217,569

Vessel-Owning Subsidiaries
Combined Statements of Cash Flows (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
Supplemental Disclosure of Cash Flow Information:

	2007	2008	2009
Cash paid during the year for:
Interest, net of amounts capitalized	19,044,279	21,859,100	13,312,450

See accompanying notes to the combined financial statements.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(1)	Description of Business

The combined Vessel-Owning Subsidiaries (the “Company”) are entities under common control and include Shinyo Loyalty Limited, Shinyo Kannika Limited, Shinyo Navigator Limited, Shinyo Ocean Limited, Shinyo Dream Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited, all of which are wholly-owned subsidiaries of Vanship Holdings Limited (the “Parent”).

Details of the Vessel-Owning Subsidiaries are set out below:

Date of
Company	Country of incorporation	incorporation	Vessel name
Shinyo Loyalty Limited	Hong Kong	September 8, 2003	Shinyo Splendor

Shinyo Kannika Limited	Hong Kong	September 27, 2004	Shinyo Kannika

Shinyo Navigator Limited	Hong Kong	September 21, 2006	Shinyo Navigator

Shinyo Ocean Limited	Hong Kong	December 28, 2006	Shinyo Ocean

Shinyo Dream Limited	Hong Kong	July 20, 2007	C Dream

Shinyo Kieran Limited	British Virgin Islands	April 3, 2008	Shinyo Kieran#

Shinyo Saowalak Limited	British Virgin Islands	April 3, 2008	Shinyo Saowalak*

#	Shinyo Kieran is under construction and scheduled to be delivered in 2011.

*	Shinyo Saowalak was under construction during the year ended December 31, 2009 and was subsequently delivered in June 2010.
The Company engages in the business of ocean transportation of crude oil worldwide. The principal activity of the Company is the ownership and chartering of double-hulled very large crude oil carriers with capacity over 281,000 deadweight tonnage each.

The Company has outsourced substantially all its day-to-day operations to its related party, Belindtha Marine Limited (“Belindtha”), a company controlled by a person related to a director of the Vessel-Owning Subsidiaries. Belindtha then sub-contracted its obligations under the outsourcing arrangement to Univan Ship Management Limited (“Univan”) which assists in providing technical management services to the Company. Univan is controlled by a director of the Vessel-Owning Subsidiaries. All expenses incurred by Univan on behalf of the Company are charged to the Company based on the actual expenditures incurred on its behalf.

The Company received time charter revenue pursuant to time charter agreements with charterers and details are set out below:

Entity	Charterer	Daily charter rate	Period
Shinyo Loyalty Limited	Euronav Luxemborug S.A.	$27,250	January 23, 2004 to May 18, 2007

	Blue Light Chartering Inc.	$39,500	May 18, 2007 to May 17, 2014

Shinyo Kannika Limited	Tankers International L.L.C.	Pool trade	December 27, 2004 to February 17, 2007

	Dalian Ocean Shipping Company	$39,000	February 17, 2007 to February 16, 2017

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(1)	Description of Business (continued)

Entity	Charterer	Daily charter rate	Period
Shinyo Navigator Limited	Dalian Ocean Shipping Company	$43,800	December 18, 2006 to December 17, 2016

Shinyo Ocean Limited	Formosa Petrochemical Corporation	$38,500	January 10, 2007 to January 9, 2017

Shinyo Dream Limited	Sanko Steamship Co., Ltd	$28,900	September 7, 2007 to April 19, 2009

	SK Shipping Company Limited	$30,000	April 19, 2009 to April 18, 2019

Shinyo Kieran Limited	Dalian Ocean Shipping Company	$49,388	15 years from date of delivery of the vessel

Shinyo Saowalak Limited	Dalian Ocean Shipping Company	$49,388	15 years from June 17, 2010, being the date of delivery of the vessel

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(2)	Principles of Combination and Basis of Presentation

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses of the Vessel-Owning Subsidiaries for the periods presented. All intercompany transactions and balances among the combined entities have been eliminated. The Vessel-Owning Subsidiaries have been under the common control of the Parent since the respective date of incorporation of these entities. These combined financial statements include the accounts of the seven entities as set out in Note 1.

The Company’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The basis of accounting differs in certain material respects from that used in the preparation of the statutory financial statements of each of the Vessel-Owning Subsidiaries referred to above, which are prepared in accordance with the accounting principles of the country of their domicile. The accompanying combined financial statements reflect necessary adjustments to present them in conformity with US GAAP.
(3)	Summary of Significant Accounting Policies
(a)	Liquidity

As of December 31, 2009, the Company had a working capital deficit of $51,865,013. These financial statements have been prepared assuming that each of the Vessel-Owning Subsidiaries will continue as a going concern as the Parent has confirmed its intention to provide continuing and unlimited financial support to the Company so as to enable each of the Vessel-Owning Subsidiaries to meet its financial obligations as and when they fall due.

(b)	Cash

Cash consists of interest-bearing deposits placed with banks. As of December 31, 2008 and 2009, there were no cash equivalents.

(c)	Restricted Cash

Restricted cash consists of retention and working capital accounts which must be maintained in accordance with contractual bank loan arrangements. Cash deposited in these accounts is restricted for investing as time deposits to earn interest income. Cash deposited in the retention account is equal to the next quarterly loan repayment amount while cash deposited in the working capital account represents minimum deposit balance that must be maintained over the bank loan period. The Company classifies the retention and working capital accounts as current assets and non-current assets, respectively.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(3)	Summary of Significant Accounting Policies (continued)
(d)	Trade Accounts Receivable

The Company generally requires customers to pay in advance for time charter hire. Such advance payments are presented as accrued liabilities and other payables in the accompanying combined balance sheet. Trade accounts receivable for revenues derived from profit-sharing arrangement are recorded at the invoiced amount, do not bear interest and reflect billings to charterers for hire, freight and demurrage. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its trade accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. The Company’s customers are in the crude oil industry and are affected by demand and supply of crude oil worldwide. The Company has been able to collect on all of its receivable balances, and accordingly, the Company did not provide for any allowance for doubtful accounts at December 31, 2008 and 2009. The Company does not have any off-balance sheet credit exposure related to its customers.

(e)	Supplies

Supplies consisting of lubricating oil are stated at cost. Cost is determined on a first-in, first-out method (FIFO).

(f)	Deferred Loan Costs

Fees incurred for obtaining new loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The Company follows the guidance as prescribed by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 470-50, Modifications and Extinguishments, in accounting for debt modification. A modification is considered substantial if the present value of the cash flows under the terms of new debt is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt at the date of modification. When the loan is repaid or when the loan is substantially modified, the existing unamortized fees are written-off in the period debt repayment or substantial modification takes place. When the modification is not considered substantial, the fees paid to creditors associated with the modification and, the existing unamortized fees are amortized over the remaining term of the modified loan using the effective interest method. The write-off of deferred loan costs during the years ended December 31, 2007, 2008 and 2009 was $673,112, $Nil and $Nil, respectively.

(g)	Vessels, net

A vessel is stated at cost, which consists of the contract price and delivery costs. Subsequent expenditures for conversions and major overhauls (“drydocking”), which consist of shipyard rental and electricity, direct labor costs, costs of spare parts and lubricating oil, are also capitalized when they extend the life, increase the earning capacity or improve the efficiency or safety of the vessel otherwise these amounts are charged to expense as incurred.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(3)	Summary of Significant Accounting Policies (continued)
(g)	Vessels, net (continued)

Depreciation on a vessel is calculated based on the straight-line method over the estimated useful life of the vessel from date of acquisition, after taking into account its estimated residual value. The vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the vessels from the respective date of acquisition and the estimated useful lives of the vessels are set out below:

Vessel name
Shinyo Splendor	14 years
Shinyo Kannika	21 years
Shinyo Navigator	15 years
Shinyo Ocean	19 years
C Dream	17 years
The useful life of a vessel is evaluated on a regular basis to account for changes in circumstances, including changes in regulatory restrictions. If restrictions place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The Company follows the deferral method of accounting for drydocking whereby actual costs incurred are capitalized and are depreciated on a straight-line basis over the period through the date the next drydocking becomes due. The vessels of the Company are required by law to have an intermediate drydocking approximately every 30 months and a special survey drydocking approximately every 60 months. Capitalized intermediate drydocking costs and special survey drydocking costs are depreciated over a period of 30 months and 60 months, respectively. If the anticipated date of drydocking is changed from the scheduled date, the remaining undepreciated carrying amount of the drydocking costs is adjusted to reflect the revised date.

Expenditure for routine repairs and maintenance of a vessel is expensed in the period in which the expenditure is incurred.

(h)	Vessel under Construction

A vessel under construction is stated at cost. Interest expense incurred related to the construction of a vessel is capitalized. The capitalization of interest expense as part of the cost of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially completed and ready for its intended use.

No depreciation is provided in respect of the vessel under construction.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(3)	Summary of Significant Accounting Policies (continued)
(i)	Long-Lived Assets

Long-lived assets (including vessels or vessels under construction) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of the asset, including capitalized drydocking costs or interest expenses, to the estimated undiscounted cash flows, an impairment charge will be recognized by the amount that the carrying amount of the asset exceeds its estimated fair value.

(j)	Deferred Revenue

The Company recorded the liability arising from a below market value time charter assumed upon acquisition of a business that included a vessel under an existing charter. The transfer of the liability at the date of acquisition, being the difference between the market charter rate and assumed charter rate is discounted using the Company’s weighted average cost of capital, was recorded as deferred revenue and amortized over the remaining period of time charter, which ended on March 31, 2009.

(k)	Derivative Instruments

Derivative financial instruments are recognized on the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any changes in fair value are recognized immediately in the statements of operations.

During the years ended December 31, 2007 and 2008, the Company entered into certain interest rate swap agreements that did not qualify as cash flow hedges. As such, the fair value of such agreements and changes therein are recognized in the balance sheets and statements of operations, respectively.

(l)	Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(3)	Summary of Significant Accounting Policies (continued)
(m)	Revenue Recognition and Related Expenses

The Company generates its revenues from time charter agreements pursuant to which customers pay fixed amounts for the use of the vessel and its crew for a fixed term. Revenues are recognized when the collectability has been reasonably assured. Time charter revenues are recorded over the term of the charter (except for periods during which the vessel is drydocked or otherwise off-hire) as the service is provided. In addition, under certain time charter agreements the Company is entitled to share profits generated by the charterers. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accruals basis based on actual amounts. The net income of a pool trade arrangement is shared among all participants based on the points awarded to each participant which are dependent on the age, design and other performance characteristics of the vessel of each participant. Vessel operating costs are expensed as incurred.

Advances received for time charter revenue are recorded as receipts in advance under accrued liabilities and other payables, and are recognized as revenue as services are rendered.

(n)	Commissions

Brokerage and charter hire commissions paid to third parties are expensed in the same period as revenues are recognized. Except for Shinyo Ocean Limited, commissions are calculated at 1.00% to 3.75% on time charter revenue. Commission for Shinyo Ocean Limited is calculated at a rate of $100 per hire day.

(o)	Income and Other Taxes

Under the laws of the countries of incorporation of the Vessel-Owning Subsidiaries and/or the registration of their vessels, the Company is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are charged by the country where the vessel is registered at a fixed rate based on the tonnage of the vessel. Registration and tonnage taxes have been included in vessel operating expenses in the accompanying statements of operations.

Effective from January 1, 2007, the Company adopted the provisions on accounting for uncertainty in income taxes prescribed by ASC 740, Income Taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. As of January 1, 2007 and for the years ended December 31, 2007, 2008 and 2009, the Company has no unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expenses in the statements of operations. No interest or penalties have been accrued at the date of adoption.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(3)	Summary of Significant Accounting Policies (continued)
(o)	Income and Other Taxes (continued)

According to the Inland Revenue Ordinance of Hong Kong, the statute of limitations is seven years (i.e. calendar year 2003 or from respective date of incorporation of the combined entities to calendar year 2009) if the underpayment of taxes is due to omission or errors made by either the taxpayer or the withholding agent. The statute of limitations will be extended to ten years in case of tax evasion (i.e. calendar year 2000 or from respective date of incorporation of the combined entities to calendar year 2009).

According to the Internal Revenue Code of the United States of America, the statute of limitations is three years (i.e. calendar year 2007 or from respective date of incorporation of the combined entities to calendar year 2009) if the underpayment of taxes is due to omission or errors made by either the taxpayer or withholding agent. There is no statute of limitations in the case of tax evasion.

(p)	Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the estimated useful lives of the vessels (including drydocking costs), residual values and recovery of the carrying amounts of the vessels. Actual results could differ from those estimates.

(q)	Foreign Currency Transactions

The Company’s functional and reporting currency is United States (“US”) dollar because the Company’s vessels operate in international shipping markets, where most transactions are denominated in US dollar. Furthermore, the Company incurs bank debts, pays salaries and wages and certain other expenditures such as fuel costs, lubricants, insurance costs, all in US dollars.

Transactions denominated in currencies other than US dollars are translated into US dollars at the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities denominated in currencies other than US dollars are translated at the exchange rates prevailing at the balance sheet dates. During the years ended December 31, 2007, 2008 and 2009, substantially all of the Company’s transactions were denominated in US dollars and the Company did not have significant foreign currency transaction gains or losses.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(3)	Summary of Significant Accounting Policies (continued)
(r)	Fair Value Measurements

On January 1, 2008, the Company adopted ASC Topic 820 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
–	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company did not have any financial instruments under this category as of and during the years ended December 31, 2008 or 2009.

–	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Financial instruments in this category include interest rate swaps.

–	Level 3 inputs are unobservable inputs for the asset or liability. The Company did not have any financial instruments under this category as of and during the years ended December 31, 2008 or 2009.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. See additional information in Note 18.
(s)	Recently Issued Accounting Standards

In June 2009, the FASB issued a new accounting standard named The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This pronouncement, among other things, identified the previously issued accounting standards that were considered authoritative generally accepted accounting principles in the U.S. and replaced all previously issued accounting pronouncements of the FASB, and its predecessor rule-making bodies, with the ASC. This standard was effective for reporting periods ended after September 15, 2009. The adoption of this standard did not have an effect on the Company’s results of operations and financial position. As a result of adopting this standard, the Company’s references to GAAP standards have been changed to refer to topics, subtopics, sections or subsections of the ASC, as appropriate.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(3)	Summary of Significant Accounting Policies (continued)
(s)	Recently Issued Accounting Standards (continued)

In December 2007, the FASB revised the accounting standard for consolidation. The new standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard was effective for fiscal years beginning after December 15, 2008. The adoption of this standard has no material impact on the combined financial statements.

In December 2007, the FASB revised the accounting standard for business combinations. The revised standard establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years beginning after December 15, 2008. The adoption of this standard has no material impact on the combined financial statements.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 will not have a material impact on its combined financial statements.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(4)	Acquisition

On September 7, 2007, Shinyo Dream Limited acquired the vessel and vessel related business (the “C Dream Operation”) from Elite Strategic Limited, a 50% jointly-controlled entity of the Parent, at a cash consideration of $86,000,000. This purchase transaction was financed entirely by loans from bank and related party.

The excess of the acquisition cost over the carrying amount of the net assets of the C Dream Operation was $36,597,521. As Shinyo Dream Limited is controlled by the Parent, 50% of the excess, representing the portion previously controlled by the Parent, amounting to $18,298,761 was accounted for as deemed distribution to the Parent. The remaining $67,701,239 represented purchase consideration for the acquisition of the C Dream Operation.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the C Dream Operation:

Vessel	86,201,240
Deferred revenue (Note 9)	(7,749,960)
Fair value of net assets acquired	78,451,280
Satisfied by cash consideration	(67,701,239)

Negative goodwill	10,750,041
Amount applied to reduce value allocated to the vessel	(10,750,041)

—

(5)	Vessels, net

	2008	2009
Vessels
Cost	433,587,897	439,426,618
Accumulated depreciation	(58,148,654)	(80,092,194)

Vessels, net	375,439,243	359,334,424

The vessels are mortgaged as described in Note 7.

As of December 31, 2008 and 2009, undepreciated carrying amount of the drydocking costs was $550,838 and $5,523,401, respectively.

For the years ended December 31, 2007, 2008 and 2009, $325,588, $390,055 and $1,203,936 of drydocking costs were expensed as depreciation, respectively.

For the year ended December 31, 2007, the Company purchased two vessels, namely Shinyo Ocean and C Dream (see Note 4), at considerations of $99,000,000 and $67,701,239 respectively.

The Company has agreed to a mutual sale provision with the charterer of Shinyo Ocean whereby either party can request the sale of the vessel provided that a price can be obtained that is at least $3,000,000 greater than the agreed depreciated value of the vessel as set forth in the charter agreement.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(6)	Vessels Under Construction

	2008	2009
At beginning of the year	—	165,421,969
Additions for the year	161,037,600	—
Capitalization of interest and financing costs	4,384,369	9,479,103

At end of the year	165,421,969	174,901,072

On April 7, 2008, the Company entered into two shipbuilding contracts with a constructor to build Shinyo Kieran and Shinyo Saowalak at a contract price of $134,198,000 and $134,198,000 respectively. Progress payments are scheduled based on the estimated stage of completion of the construction. Shinyo Saowalak has been subsequently delivered on June 17, 2010 and Shinyo Kieran is under construction and scheduled to be delivered on June 30, 2011.

The scheduled progress payments for the vessels are as follows:

Year ended/ending December 31,
2008	107,358,400
2009	53,679,200
2010	53,679,200
2011	53,679,200

268,396,000

During the year ended December 31, 2008, the Company prepaid the 2009 scheduled progress payments of $53,679,200.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(7)	Long-term Bank Loans

Lender/period	Note	2008	2009
HSH Nordbank AG
- December 13, 2006 to December 12, 2016 #	a	68,375,000	60,375,000

DVB Group Merchant Bank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG
- September 7, 2007 to September 6, 2017	b	60,700,000	57,400,000

DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG
- January 8, 2007 to January 7, 2017	c	75,550,000	63,782,000
- January 8, 2007 to November 15, 2016	d	72,934,000	63,434,000
- May 21, 2007 to May 20, 2014	e	51,764,836	44,540,848

BNP Paribas, The Bank of Nova Scotia Asia Limited,
Deutsche Schiffsbank AG,
DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited
- August 20, 2008 to September 30, 2020 #	f	53,679,200	53,679,200

BNP Paribas, The Bank of Nova Scotia Asia Limited,
Deutsche Schiffsbank AG,
DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited
- August 20, 2008 to September 30, 2021 #	g	53,679,200	53,679,200

		436,682,236	396,890,248

Representing:

Current portion		30,982,988	51,979,567
Non-current portion		405,699,248	344,910,681

		436,682,236	396,890,248

#	The Company entered into interest rate swap arrangements to mitigate the interest rate risk related to these bank loans (see Note 10).

(a)	On December 13, 2006, a loan of $82,875,000 was obtained from HSH Nordbank AG. The loan is secured by Shinyo Navigator and is repayable by forty quarterly installments. Interest is charged at LIBOR plus 1.00% per annum (4.2% and 1.5% as of December 31, 2008 and 2009, respectively). The Company entered into an interest rate swap arrangement to mitigate the interest rate risk related to this bank loan (see Note 10). The annual interest rate, after taking into account for the interest rate swap, as of December 31, 2008 and 2009 was 5.95% and 5.95%, respectively.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(7)	Long-term Bank Loans (continued)
(b)	On September 7, 2007, a syndicated loan of $65,000,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by C Dream and is repayable by thirty-nine quarterly installments and a balloon payment to be paid together with the thirty-ninth installment. Interest is charged at LIBOR plus 0.95% per annum (4.16% and 1.35% as of December 31, 2008 and 2009, respectively).

(c)	On January 8, 2007, a syndicated loan of $86,800,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Ocean and is repayable by forty quarterly installments and a balloon payment to be paid together with the fortieth installment. Interest is charged at LIBOR plus 0.98% per annum (4.18% and 1.48% as of December 31, 2008 and 2009, respectively).

(d)	On January 8, 2007, a bank loan obtained in previous years was repaid with a portion of the proceeds of a new bank loan in the amount of $86,800,000 obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Kannika and is repayable by forty quarterly installments and a balloon payment to be paid together with the fortieth installment. The loan carries interest at LIBOR plus 0.98% per annum (2.91% and 1.43% as of December 31, 2008 and 2009, respectively).

(e)	On May 21, 2007, a bank loan obtained in previous years was repaid with a portion of the proceeds of a new bank loan in the amount of $62,000,000 obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. In connection with the refinancing of the bank loan, a cash rebate of $383,333 was received by the Company. The cash rebate is accounted for as a loan premium and is amortized to interest expenses over the period of the bank loan using the effective interest method. As of December 31, 2008 and 2009, unamortized loan premium was $264,836 and $190,848, respectively.

The loan is secured by Shinyo Splendor and is repayable by twenty-eight quarterly installments. Of the total bank loan amount of $62,000,000, $50,000,000 and $12,000,000 carries interest at LIBOR plus 0.8% per annum and LIBOR plus 1.62% per annum, respectively (weighted average interest rate as of December 31, 2008 and 2009 was 1.82% and 1.37%, respectively).

(f)	On August 20, 2008, a loan facility of $107,400,000 was obtained from BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited to finance the construction of Shinyo Saowalak. The balance of the loan facility as of December 31, 2008 and 2009 was $53,679,200 and $53,679,200, respectively.

The loan is secured by Shinyo Saowalak, a vessel under construction and is repayable by forty quarterly installments together with a balloon payment in the fortieth installment and the first repayment installment shall be made on the date falling 3 months after the actual delivery date of the vessel under construction. Interest is charged at LIBOR plus 1.80% per annum (4.63% and 3.91% as of December 31, 2008 and 2009, respectively).

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(7)	Long-term Bank Loans (continued)
The Company entered into interest rate swap arrangements to mitigate the interest rate risk related to this bank loan (see Note 10). The annual interest rate, after taking into account for the interest rate swaps, as of December 31, 2008 and 2009 was 5.96% and 5.96%, respectively.

(g)	On August 20, 2008, a loan facility of $107,400,000 was obtained from BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited to finance the construction of Shinyo Kieran. The balance of the loan facility as of December 31, 2008 and 2009 was $53,679,200 and $53,679,200, respectively.

The loan is secured by Shinyo Kieran, a vessel under construction and is repayable by forty quarterly installments together with a balloon payment in the fortieth installment and the first repayment installment shall be made on the date falling 3 months after the actual delivery date of the vessel under construction. Interest is charged at LIBOR plus 1.80% per annum (4.63% and 3.94% as of December 31, 2008 and 2009, respectively).

The Company entered into interest rate swap arrangements to mitigate the interest rate risk related to this bank loan (see Note 10). The annual interest rate, after taking into account for the interest rate swaps, as of December 31, 2008 and 2009 was 5.99% and 5.99%, respectively.
The principal repayments for each of the years subsequent to December 31, 2009 are as follows assuming that payments for the loans secured by Shinyo Saowalak and Shinyo Kieran begin in the third quarter of 2010 and 2011 respectively:

Year ending December 31
2010	51,905,579
2011	37,379,088
2012	39,772,118
2013	41,547,118
2014	39,984,568
2015	25,563,979
2016	38,331,701
2017	43,796,562
2018	4,539,562
2019	4,539,562
2020	35,804,672
2021	33,534,891

396,699,400

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(7)	Long-term Bank Loans (continued)
As of December 31, 2008 and 2009, bank loans are secured as follows:

	2008	2009
Secured by:
Restricted cash	9,458,480	9,139,807
Vessels	375,439,243	359,334,424
Vessel under construction	165,421,969	174,901,072

	550,319,692	543,375,303

All of the bank loans are also guaranteed by the Parent as of December 31, 2008 and 2009.
The Company’s bank facilities are subject to the fulfilment of covenants which require the fair value of the Company’s vessels to exceed a certain percentage of the outstanding loan balance. Should there be any shortfall, the banks have the right to require the Company to either prepay to the banks a portion of the outstanding loan balance which amounts to such shortfall or to provide additional security in the form of restricted cash deposits which amount to the shortfall. As of December 31, 2009, the Company had breached the covenant of a bank loan amounting to $60,375,000, which required the fair value of Shinyo Navigator to be higher than 110% of the outstanding loan balance. The shortfall of $18,662,550 as of December 31, 2009 which, upon the request from the bank, has to be prepaid by the Company or secured by additional restricted cash, was classified as a current liability in the combined balance sheet as of December 31, 2009 as the Company did not have an unconditional right at the balance sheet date to defer settlement for at least the next twelve months as a result of the breach of that covenant. Subsequent to December 31, 2009, the Company has deposited $8,000,000 with the bank as additional security for the loan and the Company has obtained a waiver from strict compliance with the covenant up to December 31, 2010. The Parent has confirmed its intention to provide continuing and unlimited financial support to the Company so as to enable each of the Vessel-Owning Subsidiaries to meet its financial obligations as and when they fall due, including any prepayment or additional security demanded by the bank.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(8)	Accrued Liabilities and Other Payables
Accrued liabilities and other payables as of December 31, 2008 and 2009 consist of the following:

	2008	2009
Accrued vessel operating expenses	2,552,729	3,682,801
Bank loan interest payable	2,199,770	835,298
Commission payable	31,331	35,480
Other taxes payable	617,550	1,004,407
Receipts in advance	3,228,995	3,453,326
Wages payable	453,628	435,430
Other payables	930,251	911,323

	10,014,254	10,358,065

(9)	Deferred Revenue

	2008	2009
At January 1	6,178,290	1,232,948
Amortization	(4,945,342)	(1,232,948)

At December 31	1,232,948	—

(10)	Interest Rate Swap Arrangements
Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with counterparties that meet stringent qualifications, and given the high level of credit quality of the counterparties, the Company does not believe it is necessary to obtain collateral arrangements.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(10)	Interest Rate Swap Arrangements (continued)
During the years ended December 31, 2007 and 2008, the Company entered into certain interest rate swap arrangements with financial institutions, with details as follows:

						Fair value of swap at
				Pay fixed	Receive	(Assets/(liabilities))
			Notional	rate per	floating rate	December	December
Counterparty	Start date	Maturity date	Amount	annum	per annum	31, 2008	31, 2009

HSH Nordbank AG	January 10, 2007	December 13, 2016	82,875,000	4.95%	3-month LIBOR	(7,714,719)	(4,952,189)

BNP Paribas	September 18, 2008	December 30, 2018	20,129,700	4.16%	3-month LIBOR	(2,449,770)	(872,367)

The Bank of Nova Scotia	September 18, 2008	September 28, 2018	20,129,700	4.16%	3-month LIBOR	(2,540,038)	(876,254)

DVB Bank S.E.	September 22, 2008	September 28, 2018	13,419,800	4.16%	3-month LIBOR	(1,749,459)	(599,909)

BNP Paribas	September 18, 2008	December 30, 2018	20,129,700	4.19%	3-month LIBOR	(2,614,461)	(900,670)

The Bank of Nova Scotia	September 18, 2008	September 28, 2018	20,129,700	4.19%	3-month LIBOR	(2,547,316)	(905,109)

DVB Bank S.E.	September 18, 2008	September 28, 2018	13,419,800	4.19%	3-month LIBOR	(1,871,594)	(622,905)

					Total	(21,487,357)	(9,729,403)

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(10)	Interest Rate Swap Arrangements (continued)
The interest rate swaps are used to manage the interest rate risks arising from the Company’s long-term bank loans detailed in Note 7. The fair value changes of $19,256,569 (loss) and $11,757,954 (gain) from the interest rate swap arrangements as of December 31, 2008 and 2009, respectively, are recognized in the statements of operations and the related liabilities are shown under derivative financial instruments in the balance sheets. The fair values of the interest rate swaps are determined using pricing models developed based on the LIBOR swap rate and other observable market data.
(11)	Shareholder’s Equity
Paid-in capital represents the combined share capital of the Vessel-Owning Subsidiaries.
The total amount of dividends paid to the Parent was $9,500,000, $16,000,000 and $4,000,000 for the years ended December 31, 2007, 2008 and 2009, respectively. In addition, as a result of the acquisition of the C Dream Operation in 2007, $18,298,761 was accounted for as deemed distribution to the Parent (see Note 4).
(12)	Revenue
The Company generates its revenue from time charter agreements. The Company’s revenue can be analyzed as follows:

	2007	2008	2009
Time charter	56,556,874	74,350,029	65,650,404
Profit-sharing arising from time charter	3,219,207	16,053,387	—
Pool trade	5,632,038	—	—

	65,408,119	90,403,416	65,650,404

(13)	Vessel Operating Expenses
Vessel operating expenses for the years ended December 31, 2007, 2008 and 2009 consist of the following:

	2007	2008	2009
Bunker expenses	220,743	4,937	901,985
Crew wages and allowances	3,004,227	4,708,084	5,093,533
Crew expenses	679,939	769,165	741,701
Insurance expenses	2,034,851	2,472,941	3,089,055
Lubricating oil expenses	1,876,839	2,430,820	2,241,020
Repair and maintenance	1,226,086	1,548,667	1,148,291
Spare parts expenses	609,992	1,020,756	1,079,461
Stores expenses	603,392	675,704	727,338
Other taxes	104,623	349,658	386,857
Other operating expenses	723,528	1,054,039	1,481,342

	11,084,220	15,034,771	16,890,583

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(14)	Termination charge
In March 2007, Shinyo Loyalty Limited terminated the existing time charter agreement prior to its term and entered into a new time charter agreement with another charterer in order to benefit from a higher fixed daily charter rate. As a result of the early termination, an early termination charge of $20,783,562 as agreed between the former charterer and Shinyo Loyalty Limited, was paid by Shinyo Loyalty Limited to the former charterer during the year ended December 31, 2007. Upon the settlement of the early termination charge, there was no contingent obligation to Shinyo Loyalty Limited associated with the termination.
(15)	Interest expenses

	2007	2008	2009
Bank loan interest	19,259,688	19,980,293	17,120,229
Interest on loans from a related party	3,088,080	5,922,293	5,559,764
Amortization of deferred loan costs	96,683	171,193	324,348
Amortization of loan premium	(28,037)	(73,988)	(73,988)
Others	221,357	173,231	96,986

	22,637,771	26,173,022	23,027,339
Less: Interests and financing costs capitalized as vessels under construction	—	(4,384,369)	(9,479,103)

	22,637,771	21,788,653	13,548,236

(16)	Related Party Transactions

Name of party	Relationship
Vanship Holdings Limited (“Vanship”)	The Parent of the Vessel-Owning Subsidiaries

Belindtha Marine Limited (“Belindtha”)	A company controlled by a shareholder of Vanship

China Sea Maritime Ltd. (“China Sea”)	A company controlled by a director of the Vessel-Owning Subsidiaries

Shinyo Maritime Corporation (“Shinyo Maritime”)	A company controlled by a director of the Vessel-Owning Subsidiaries

Univan Ship Management Limited (“Univan”)	A company controlled by a director of the Vessel-Owning Subsidiaries

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(16)	Related Party Transactions (continued)
(a)	The principal related party transactions during the years ended December 31, 2007, 2008 and 2009 are as follows:

	Note	2007	2008	2009
Management fee to Belindtha	(i)	489,648	570,000	600,000
Agency fee to China Sea	(ii)	260,000	400,000	600,000
Agency fee to Shinyo Maritime	(ii)	260,000	400,000	600,000
Loan interest income from Parent	(iii)	717,530	566,192	343,209
Loan interest expense to Parent	(iv)	3,088,080	5,922,293	5,559,764

Notes:

(i)	The Company has outsourced substantially all its day-to-day operations to Belindtha. The management fee is payable to Belindtha at a pre-determined amount in accordance with the terms mutually agreed by Belindtha and the Company.

(ii)	China Sea and Shinyo Maritime have provided agency services to the Company. The agency fee is payable to China Sea and Shinyo Maritime based on contractual agreements with the Company.

(iii)	The balance represents interest income on a loan to the Parent by the Company. Terms of the loan are set out in Note 16(b)(v) below.

(iv)	The balance represents interest expense on loans from the Parent. Terms of the loans are set out in Note 16(b)(vi) below.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(16)	Related Party Transactions (continued)
(b)	Amounts due from and due to related parties as of December 31, 2008 and 2009 are as follows:

	Note	2008	2009
Amounts due from related parties:
Amount due from Univan	(i)	778,718	248,049
Amount due from Parent	(ii)	1,048,558	635,605

		1,827,276	883,654

Amounts due to related parties:
Amount due to Univan	(iii)	3,836	4,997,850
Amount due to Parent	(iv)	5,320,888	8,791,125

		5,324,724	13,788,975

Loan to a related party:
The Parent	(v)	8,882,533	8,882,533

Loans from a related party:
The Parent	(vi)	117,855,682	131,459,170

Notes:

(i)	The balance represents advance payments for expenses to be paid by Univan on behalf of the Company. The balance is unsecured, non-interest bearing and with no fixed terms of repayment.

(ii)	The balance represents interest receivable from the Parent on a loan set out in (v) below.

(iii)	The balance represents payable to Univan for expenses paid on behalf of the Company. The balance is unsecured, non-interest bearing and with no fixed terms of repayment.

(iv)	The balance represents interest payable on loans from the Parent. Terms of the loans are set out in (vi) below.

(v)	The balance represents a loan to the Parent, which carries interest at LIBOR plus 1.35% per annum with final maturity on October 1, 2019.

(vi)	The balance represents various loans from the Parent. The loans carry interest at rates ranging from six-month LIBOR plus 2.39% to 3.98% per annum (weighted average effective interest rate of 5.64% and 4.14% as of December 31, 2008 and 2009, respectively) or at fixed rates ranging from 5% to 6.5% per annum with maturities between January 13, 2012 and June 30, 2022.

The interest expense for the years ended December 31, 2007, 2008 and 2009 was $3,088,080, $5,922,293 and $5,559,764, respectively. During the years ended December 31, 2007, 2008 and 2009, interest expenses of $Nil, $2,095,832 and $2,465,097, respectively, were capitalized as part of the costs of vessel under construction.

Interests of $Nil, $Nil and $2,089,527 were paid during the years ended December 31, 2007, 2008 and 2009, respectively.
(17)	Commitments and Contingencies
(a)	Capital commitments
Capital commitments for the vessel under construction as of December 31, 2008 and 2009 were $107,358,400 and $107,358,400, respectively.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(b)	Contingencies
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any significant claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.
(18)	Fair Value Measurement
(a)	Fair value of financial instruments
The carrying amount of cash and amounts due from/to related parties approximates their fair values because of the short maturity of these instruments.
The carrying value of long-term bank loans and loans from a related party approximates their fair values based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.
(b)	Fair value hierarchy
The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value) as of December 31, 2008 and 2009:

Fair value measurements at
reporting date using
Quoted price
		in active	Significant
		market for	other	Significant
		identical	observable	unobservable
	Carrying	assets	inputs	inputs
	amount	(Level 1)	(Level 2)	(Level 3)
At December 31, 2009
Interest rate swaps	9,729,403	—	9,729,403	—

At December 31, 2008
Interest rate swaps	21,487,357	—	21,487,357	—

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(19)	Business and Credit Concentrations
The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability. The Company seeks to mitigate volatilities in its business by obtaining long-term charter contracts. The Company has obtained long-term time charter contracts which will expire in 4 to 16 years from December 31, 2009.
The Company outsourced the technical management services to Belindtha which is controlled by a person related to a director of the Vessel-Owning Subsidiaries. Belindtha then sub-contracted its obligations under the outsourcing arrangement to Univan which assists Belindtha in providing technical management services to the Company. Univan is controlled by a director of the Vessel-Owning Subsidiaries. All expenses incurred by Univan on behalf of the Company are charged to the Company based on the actual expenditures incurred on its behalf. During the years ended December 31, 2007, 2008 and 2009, the Company paid service fee of $489,648, $570,000 and $600,000, respectively, to Belindtha. Any failure of providing the services by Univan to the Company may adversely affect the Company’s results and operations.
The Company engages in the business of ocean transportation of crude oil industry which is extremely competitive and dependent on the world’s demand for crude oil. Competition depends on price, location, size, age, condition and the acceptability of the vessels to the charterers. The increase in competition and the changes in demand for crude oil could result in lower revenue achieved for the vessels.
The following set out revenues from each individual customer that comprises 10% or more of gross combined revenue (before deferred revenue adjustment):

	2007		2008		2009
		%		%		%
Formosa Petrochemical Corporation	15,104,744	24	22,717,178	27	14,028,247	22
Dalian Ocean Shipping Company	26,580,548	42	37,719,984	44	28,873,606	45
SK Shipping Company Limited	—	—	—	—	7,687,250	12
Blue Light Chartering Inc.	8,952,266	14	14,457,000	17	10,722,547	17
Sanko Steamship Co., Ltd	—	—	10,563,912	12	—	—

The gross accounts receivable due from each individual customer that represent more than 10% of the outstanding combined accounts receivable is as follows:

	2008		2009
		%		%
Formosa Petrochemical Corporation	167,838	19	—	—
Dalian Ocean Shipping Company	463,171	53	—	—
Tankers International L.L.C.	238,415	28	—	—

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(20)	Combining Entities
As of December 31, 2009, the Company had five vessels with substantive operating activities which represented each of the seven Vessel-Owning Subsidiaries except for two entities each with a vessel that was under construction. The operating vessels are chartered to different charterers and are managed separately. The Company’s senior management reviews internal management reports for each of the Vessel-Owning Subsidiaries on a monthly basis.

(a)	Results and assets of operating vessels
The Company’s senior management monitors the results and assets attributable to each operating vessel on the following bases:
-	Vessel assets include all assets of the entity including tangible assets and current assets.
-	Vessel revenues represent revenue generated from time charter agreements by each operating vessel.
-	Vessel results represent income or loss before income taxes.

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(20)	Combining Entities (continued)

(a)	Results and assets of operating vessels (continued)

	Shinyo	Shinyo	Shinyo	Shinyo	Shinyo
	Loyalty	Kannika	Navigator	Ocean	Dream
	Limited	Limited	Limited	Limited	Limited	Total
Year ended December 31, 2007

Revenue from external customers	13,177,425	16,699,170	15,513,146	15,104,744	4,913,634	65,408,119
Vessel income/(loss)	(17,581,720)	5,854,105	(1,562,377)	862,812	1,174,321	(11,252,859)
Interest income	224,955	2,806,742	120,917	145,334	65,744	3,363,692
Interest expense	3,182,118	6,437,532	5,878,201	6,855,123	1,851,330	24,204,304
Depreciation	3,269,668	3,949,238	5,751,486	4,907,388	1,130,038	19,007,818

Year ended December 31, 2008

Revenue from external customers	14,457,000	21,689,184	16,030,800	22,717,178	15,509,254	90,403,416
Vessel income/(loss)	4,444,557	11,236,036	(4,665,477)	9,930,953	4,381,246	25,327,315
Interest income	165,612	2,284,811	63,817	135,287	72,483	2,722,010
Interest expense	3,098,575	5,200,096	5,597,310	5,006,777	4,240,345	23,143,103
Depreciation	3,269,668	3,949,238	5,751,486	5,017,358	3,479,685	21,467,435
Vessel assets	46,301,434	124,392,587	91,039,320	110,035,194	74,114,129	445,882,664

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(20)	Combining Entities (continued)

(a)	Results and assets of operating vessels (continued)

	Shinyo	Shinyo	Shinyo	Shinyo	Shinyo
	Loyalty	Kannika	Navigator	Ocean	Dream
	Limited	Limited	Limited	Limited	Limited	Total
Year ended December 31, 2009

Revenue from external customers	10,722,547	12,957,629	15,983,168	14,028,247	11,958,813	65,650,404
Vessel income	1,152,751	3,724,896	3,562,123	3,098,279	2,146,822	13,684,871
Interest income	17,254	857,414	10,939	2,629	—	888,236
Interest expense	1,050,507	2,184,781	5,385,468	2,732,450	2,695,236	14,048,442
Depreciation	4,083,551	3,949,238	5,751,486	5,017,358	3,479,685	22,281,318
Vessel assets	45,899,901	114,103,641	92,530,058	100,886,424	71,169,927	424,589,951

(b)	Reconciliation of total (loss)/income attributable to operating vessels to combined (loss)/income before income taxes

	2007	2008	2009
Total (loss)/income attributable to operating vessels	(11,252,859)	25,327,315	13,684,871
Expenses for entities which have not yet commenced operations
- changes in fair value of derivative financial instruments	—	(13,772,638)	8,995,424
- other expenses	—	(1,832)	(4,917)

Combined (loss)/income before income taxes	(11,252,859)	11,552,845	22,675,378

Vessel-Owning Subsidiaries
Notes to Combined Financial Statements (continued)
for the years ended December 31, 2007, 2008 and 2009
(expressed in US$)
(20)	Combining Entities (continued)

(c)	Reconciliation of total assets attributable to operating vessels to combined total assets

	2008	2009
Total assets attributable to operating vessels	445,882,664	424,589,951
Elimination of inter-company loans and other receivables	(25,200,000)	(25,200,000)
Assets of entities which have not yet commenced operations
- vessels under construction	165,421,969	174,901,072
- other assets	2,671,944	2,789,592

Combined total assets	588,776,577	577,080,615

(d)	Reconciliation of total interest income to combined total interest income

	2007	2008	2009
Total interest income	3,363,692	2,722,010	888,236
Interest income for entities which have not yet commenced operations	—	1,266	51
Elimination of inter-company interest income	(1,566,533)	(1,354,450)	(500,206)

Combined total interest income	1,797,159	1,368,826	388,081

(e)	Reconciliation of total interest expense to combined total interest expense

	2007	2008	2009
Total interest expense	24,204,304	23,143,103	14,048,442
Elimination of inter-company interest expense	(1,566,533)	(1,354,450)	(500,206)

Combined total interest expense	22,637,771	21,788,653	13,548,236

(21)	Subsequent events
(a)	On March 26, 2010 and June 17, 2010, the Company drew down a new bank loan of $90,000,000 from China Merchant Bank. The new bank loan carries interest at LIBOR plus 2.00% per annum. The loan is secured by Shinyo Saowalak, the vessel under construction and is repayable by forty quarterly installments, with the first installment payable on September 21, 2010. Part of the proceeds from this new bank loan was used for the repayment of the loan from BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited of $53,679,200.

In connection with the repayment of the loan, the Company has also terminated the related interest rate swap arrangements with BNP Paribas, The Bank of Nova Scotia Asia Limited and DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited.

(b)	Pursuant to a definitive agreement dated July 18, 2010 entered into between Vanship and Navios Maritime Acquisition Corporation (“NMAC”), a company listed on the New York Stock Exchange, Vanship agreed to sell its entire equity interests in the Vessel-Owning Subsidiaries to NMAC for an aggregate consideration of $587,000,000, consisting of $576,000,000 in cash (subject to closing adjustments) and $11,000,000 in shares of common stock of NMAC (based on the closing trading price averaged over the 15 trading days immediately prior to closing).

Unaudited Pro Forma Financial Statements of Navios Acquisition
     The following unaudited pro forma financial information of Navios Acquisition has been prepared to show the impact of the proposed acquisition of the Vessel-Owning Subsidiaries from the Seller. The unaudited pro forma condensed balance sheet as of December 31, 2009 gives effect to the acquisition as though the acquisition was consummated on December 31, 2009. The unaudited pro forma condensed statement of operations for the year ended December 31, 2009 include pro forma adjustments that are directly attributable to the acquisition and expected to have a continuing impact on our results of operations, assuming the acquisition was consummated on January 1, 2009.
     The historical balance sheet as of December 31, 2009 and the historical statements of operations for the year ended December 31, 2009 presented are based on the audited combined financial statements of the Vessel-Owning Subsidiaries as of December 31, 2009 and for the year then-ended.
     The unaudited pro forma financial information is presented for illustrative and informational purposes only, and is not necessarily indicative of the Company’s financial position and results of operations had the acquisition been consummated during the period presented, nor does it purport to represent the results of the Company for any future periods.

Navios Maritime Acquisition Corporation
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2009

					Vessel-
					Owning
		Pro Forma			Subsidiaries			Pro Forma
	As at	Adjustments With		Combined with	at			Balance Sheet
	December 31,	Actual Conversion		Actual	December	Pro Forma		December 31,
	2009	of 10,021,399 (a)		Conversion (a)	31, 2009	Adjustments		2009
ASSETS

Current assets
Cash	87,099	—		87,099	18,217,569			18,304,668
Restricted cash					2,639,807			2,639,807
Cash — receipt of funds from loan	—	129,659,376	(b)	129,659,376				129,659,376
Cash — payment of deferred underwriter’s fees	—	(8,855,000	)(c)	(8,855,000)				(8,855,000)
Cash — payment for the vessel acquisition	—	(171,748,944	)(d)	(171,748,944)				(171,748,944)
Cash — payment of transaction costs	—	(1,613,000	)(e)	(1,613,000)				(1,613,000)
Cash — release of the trust account	—	251,493,295	(f)	251,493,295				251,493,295
Cash — payment to convert stock into cash	—	(99,312,064	)(g)	(99,312,064)				(99,312,064)
Cash from loan proceeds VLCC fleet								—
Deferred financing cost						(4,332,110)	(8)	(4,332,110)
Cash for acquisition						(108,629,627)	(1)	(108,629,627)
Cash	87,099	99,623,663		99,710,762				7,606,400

					Vessel-
					Owning
		Pro Forma			Subsidiaries			Pro Forma
	As at	Adjustments With		Combined with	at			Balance Sheet
	December 31,	Actual Conversion		Actual	December	Pro Forma		December 31,
	2009	of 10,021,399 (a)		Conversion (a)	31, 2009	Adjustments		2009
Prepayments and other receivables	55,295	—		55,295	2,104,359			2,159,654
Amounts due from related parties					883,654	(883,654)	(1)	0
Supplies					416,205			416,205

Total current assets	142,394	99,623,663		99,766,057	24,261,594			10,182,259

Other assets
Vessels					359,334,424	60,165,576	(1)	419,500,000
Deposits for vessel acquisitions	—	171,748,944	(d)	171,748,944	174,901,072	(94,580,272)	(1)	252,069,744
Deferred transaction costs	—	1,613,000	(e)	1,613,000				1,613,000
Favorable lease terms						61,627,817	(1)	61,627,817
Loan to a related party					8,882,533	(8,882,533)	(1)	—
Restricted cash					6,500,000			6,500,000
Investment in trust account, including restricted cash	251,493,295	(251,493,295	)(f)	—				—
Deferred finance costs	—	3,327,000	(d)	3,327,000	3,200,992	(3,200,992)	(1)	3,327,000
						4,332,110	(8)	4,332,110

Total other assets	251,493,295	(74,804,351)		176,688,944	552,819,021			748,969,671

								0
Total assets	251,635,689	24,819,312		276,455,001	577,080,615			759,151,931

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities								0
Accounts payable	56,479	—		56,479				56,479
Accrued expenses and other payables	414,215	—		414,215	10,358,065	6,000,000	(7)	16,772,280
Amount due to related parties	30,119	—		30,119	13,788,975	(13,788,975)	(1)	30,119
Long-term debt, current portion	—	3,000,000	(b)	3,000,000	51,979,567			54,979,567

Total current liabilities	500,813	3,000,000		3,500,813	76,126,607			71,838,445
								0

					Vessel-
					Owning
		Pro Forma			Subsidiaries			Pro Forma
	As at	Adjustments With		Combined with	at			Balance Sheet
	December 31,	Actual Conversion		Actual	December	Pro Forma		December 31,
	2009	of 10,021,399 (a)		Conversion (a)	31, 2009	Adjustments		2009
Long-term liabilities								0
Long-term debt, net of current portion	—	129,986,376	(b)	129,986,376	344,910,681	36,320,800	(1)	511,217,857
Loans from a related party					131,459,170	(131,459,170)	(1)	0
Unfavorable lease terms						28,127,817	(1)	28,127,817
Derivative financial instruments					9,729,403	(9,729,403)	(1)	0
Deferred underwriter’s fees	8,855,000	(8,855,000	)(c)	—				0
Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190	(100,289,190	)(g)	—				—
Total liabilities	109,645,003	23,842,186		133,487,189	562,225,861			611,184,119

Commitments	—	—		—				—

Stockholders’ equity
Preferred Stock, $.0001 par value; 1,000,000 shares authorized; none issued								0
Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,119,999 shares subject to redemption)	3,163	(1,002	)(g)	2,161				2,161

Paid-in capital					15	(15)	(1)	0

Retained Earnings					14,854,739	(14,854,739	)(1)	—

						6,000,000	(7)	6,000,000
Additional paid-in capital	141,588,151	978,128	(f)	142,566,279		11,000,000.00	(1)	153,566,279
Earnings accumulated during the development stage	399,372	—		399,372				399,372

Total stockholders’ equity	141,990,686	977,126		142,967,812	14,854,754			147,967,812

								0

Total liabilities and stockholders’ equity	251,635,689	24,819,312		276,455,001	577,080,615			759,151,931

Navios Maritime Acquisition Corporation
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2009

	Year Ended December 31, 2009
	Navios	Vessel-Owning			Navios
	Acquisition	Subsidiaries	Pro Forma		Acquisition
	Historical	Historical	Adjustments		Pro forma
Operating revenue
Revenue		65,650,404	17,094,315	(6)	82,744,719

Operating expense(a)

Vessel operating expenses		16,890,583	5,009,417	(4a)	21,900,000
Depreciation and amortization expenses		22,281,318	4,344,586	(5)	26,625,904
Management fee		600,000	(600,000	)(4b)	—
Commission		1,322,098	(1,322,098	)(4b)	—
Formation and operation costs	874,377				874,377
Administrative expense	120,000	453,235	149,015	(4c)	722,250
Termination charge		—			0

Total operating expense	994,377	41,547,234			50,122,531

					0
Operating income	(994,377)	24,103,170			32,622,188

					0
Other income/(expense)					0
Interest income from trust account	331,656				331,656
Interest income	14,909	388,081			402,990
Interest expense		(13,548,236)	(112,275	)(2)	(13,660,511)

	Year Ended December 31, 2009
	Navios	Vessel-Owning			Navios
	Acquisition	Subsidiaries	Pro Forma		Acquisition
	Historical	Historical	Adjustments		Pro forma
Write-off of deferred loan costs		—			—
Changes in fair value of derivative financial instruments		11,757,954	(11,757,954.00	)(3)	—
Transaction costs			(6,000,000	)(7)	(6,000,000)
Others, net		(25,591)			(25,591)
Total other expense	346,565	(1,427,792)			(14,464,913)

(Loss)/income before income taxes	(647,812)	22,675,378			13,660,511
Income taxes		—			0

					0
Net (loss)/income	(647,812)	22,675,378			13,660,511

Pro forma Earnings per share (unaudited)
Earnings per share basic					0.63
Earnings per share diluted					0.22
Weighted average number of shares outstanding basic (*)					21,603,601
Weighted average number of shares outstanding diluted (*)					60,828,601

(*)	Assuming conversion of 10,021,399 took place on January 1, 2009

Pro forma adjustments with actual conversion of 10,021,399 shares are based on the following assumptions:

(a)	Assumes no forward contracts.

(b)	To record the receipt of proceeds from debt financing in order to finance the initial business combination vessel acquisition. Navios Acquisition will pay the lenders of such debt financing upfront fees depending on the available loan amount under each facility. If the interest rate increased by 1%, the Company’s interest expense would increase by approximately $3.8 million to $17.5 million.

(c)	To record the payment of the deferred underwriters’ fees, payable upon consummation of Navios Acquisition’s initial business combination.

(d)	To record the payment to the shipbuilders and the sellers of the vessels in the initial business combination vessel acquisition of the initial payment installment or the deposit of the vessel acquisition, as applicable.

(e)	To record the transaction expenses incurred in connection with the May 2010 acquisition, which consisted of approximately (a) $490,000 for travelling and roadshow expenses, annual meeting and other expenses, (b) $245,000 for consulting expenses, (c) $763,000 for legal expenses, (d) $10,000 for audit fees, and (e) $105,000 for printing expenses. These fees will be capitalized on the balance sheet and amortized over future periods.

(f)	To record the release of the cash held in the trust account.

(g)	To record the conversion of the 10,021,399 shares of common stock of the public holders of Navios Acquisition’s common stock who voted against the initial business combination transaction and properly exercised their conversion rights.

Pro Forma Adjustments

The unaudited pro forma combined financial statements give pro forma effect to the following:

(1)	To record the payment of the $587.0 million purchase price for the purchase of seven Vessel-Owning Subsidiaries, less the remaining installments for Shinyo Kieran amounting to $53.7 million. Pro forma financial statements are based on the assumption that $11.0 million is paid with shares from our common stock.
Calculation Purchase Price Allocation

Cash	522,320,800
Common stock	11,000,000

Total allocable purchase price	533,320,800

Working capital assets
Cash	18,217,569
Prepayments and other receivables	2,104,359
Supplies	416,205
Restricted cash	9,139,807

Working capital liabilities:
Accrued expenses and other payables excluding accrued interest	(9,522,767)

Total purchase price	553,675,973

Estimated allocation of purchase price:
Net assets acquired from Vanship (at book value)	14,854,754

Fair value adjustments to assets acquired and adjustments to reflect items not being acquired pursuant to the Securities Purchase Agreement:
Reverse loans due/from related parties	135,481,958
Reverse deferred financing costs	(3,200,992)
Reverse derivative financial instruments	9,729,403
Vessels	60,165,576
Vessels under construction	(94,580,272)
Allocation to favorable leases	61,627,817
Allocation to unfavorable leases	(28,127,817)

Bank loan assumed:
Bank loans outstanding book value	396,890,248

Accrued bank loan interest book value	835,298

553,675,973

     Pro forma financial statements of Navios Acquisition as of December 31, 2009, are based on the assumption that loans due/ from related parties, deferred financing costs and derivative financial instruments are not assumed.

     For the purpose of the pro forma financial statements, we assumed that as of December 31, 2009 the vessel Shinyo Saowalak was delivered. Vessels and favorable/ unfavorable leases on charter out contracts of the vessels acquired are recorded at fair value, which was determined based on valuations received from an independent broker. Total price allocated to vessels is $419.5 million, whereas deposits of $80.3 million are related to Shinyo Kieran.
     Outstanding loan balance as of December 31, 2009 is assumed to be $433.2 million, which includes $36.3 million assumed drawdown for the acquisition of Shinyo Saowalak.

Adjustments to record acquired net assets at fair value:
Vessels acquired from Vanship at book value	359,334,424
Fair value	60,165,576
Vessels under construction acquired from Vanship at book value	174,901,072
Fair value	(94,580,272)
Identifiable contracts	33,500,000

Bank loans outstanding book value	(396,890,248)
Additional amount assumed until closing	(36,320,800)
Accrued bank loan interest book value	(835,298)

Working capital assets:
Cash	18,217,569
Prepayments and other receivables	2,104,359
Supplies	416,205

Restricted cash	9,139,807
Working capital liabilities:
Accrued expenses and other payables excluding accrued interest	(9,522,767)

Net equity assumed	119,629,627
     Net equity assumed comprises of the actual cash consideration of $108,629,627 and the payment $11,000,000 in shares of our common stock.
     (2) To record additional interest expense assuming average rate on the assumed bank loans of 3.55% per annum. If the interest rate increased by 1%, the Company’s interest expense would increase by approximately $1.3 million. For the pro forma financial statements as of December 31, 2009, the interest expense on the outstanding debt of Shinyo Kieran is not included in the statement of operations.
     (3) To eliminate changes in the fair value of derivative financial instruments because such contracts will not be assumed.
     (4) (a)To adjust vessel operating expenses assuming a daily fixed fee of $10,000 per vessel pursuant to the new management agreement; (b) to eliminate existing management fee and commission because the existing agreements will be terminated; and (c) to increase general and administrative expenses assuming a daily fee of $275 per vessel.
     (5) To record additional depreciation and amortization expense of fixed assets and intangibles based on the increase in market value. Vessels are amortized over 25 years from their original construction. Favorable/

unfavorable leases on charter-out contracts are amortized over the remaining life of the related contract, which is 4.3-15 years.
     (6) To record additional revenue, net of commissions for Shinyo Saowalak, which is calculated at the existing rate of $48,153 per day for 355 days.
     (7) Transaction costs are assumed to be $6.0 million and are mainly related to legal and other professional fees and expenses incurred until the closing of the transaction.
     (8) Assumed deferred financing fees were calculated at 1% of the loan assumed.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     This Report contains forward-looking statements relating to our business and the industry in which we operate, which include all statements other than statements of historical facts, including, without limitation, any statements preceded by, followed by or that include the words “projects,” “predicts,” “should,” “forecasts,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” or variations of these words and similar expressions intended to identify the forward-looking statements. Although we believe the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include statements regarding:
•	the delivery and operation of the assets of the Vessel-Owning Subsidiaries to be acquired by us pursuant to the Securities Purchase Agreement;

•	maintaining or developing new and existing customer relationships;

•	successfully growing our business;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive;

•	identifying and consummating desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	taking delivery of, integrating into our fleet, and employing, the newbuilding we have on firm order or any newbuildings we may order in the future;

•	successfully managing our liquidity and obtaining the necessary financing to fund our growth;

•	attracting, hiring, training and retaining qualified personnel;

•	expectations about the availability of vessels to purchase, the time that it may take to construct new vessels or vessels’ useful lives;

•	the creditworthiness of our charterers;

•	expectations about the availability of insurance on commercially reasonable terms; and

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all.
     We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:
•	changes in general economic and business conditions;

•	change in the rate of growth of the world and various regional economies;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	changes in laws and regulations;

•	changes in our management;

•	changes in the standard of service or availability of our technical manager;

•	ability of our technical manager to be approved as required;

•	changes in currency exchange rates and interest rates;

•	risks incident to vessel operations, including discharge of pollutants;

•	introduction of competing services or products by other companies;

•	changes in trading or travel patterns;

•	increases of costs of operations or the inability to meet efficiency or cost reduction objectives; and

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels.
Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this Report. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: July 26, 2010

Exhibits

Exhibit No.	Exhibit
10.1	Securities Purchase Agreement dated July 18, 2010 by and between Navios Maritime Acquisition Corporation and Vanship Holdings Limited.